Filed Pursuant to Rule 253(g)(2)

File No. 024-11881

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 5 DATED MARCH 9, 2023

TO THE OFFERING CIRCULAR DATED MAY 16, 2022

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated May 16, 2022, as filed by us with the Securities and Exchange Commission (the “SEC”) on that same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

New Chief Executive Officer Christopher Zuehlsdorff

On February 28, 2023, the Company’s Board of Directors unanimously appointed Mr. Christopher Zuehlsdorff to serve as the CEO of the Company effective immediately. Mr. Zuehlsdorff has served as the Company’s Chief Operating Officer since joining the team seven months ago. Mr. Zuehlsdorff’s predecessor, William “Bill” Stoddart, resigned from the position of CEO on February 27, 2023, in an amicable separation from the Company.

Mr. Zuehlsdorff biography is included in Supplement No. 4 to the Offering Circular dated October 31, 2022, and repeated below for ease of reference.

Christopher Zuehlsdorff

Chris serves as Chief Executive Officer at Iroquois Valley, where he combines his investment management experience and personal background in support of the strategic vision of the organization. Chris joined Iroquois Valley in July 2022, initially serving as the Company’s Chief Operating Officer, before being appointed CEO on February 28, 2023. Prior to joining Iroquois Valley, Chris was Senior Managing Director and Co-Head of Global Investments at EnTrust Global, an alternative investment firm based in New York. He was a member of the Management Committee and the Global Investment Committee. As a senior investment professional, Chris covered most asset classes and investment strategies across both public and private markets.

Chris grew up on a family dairy farm in Minnesota and maintained an interest in food and agriculture throughout his career. Since 2016, Chris has been a board member at The Glynwood Center for Regional Food and Farming, a non-profit organization supporting regional food and farming in New York’s Hudson Valley.

Chris graduated with an MBA in Finance and Accounting from Carnegie Mellon University in 2003 and a BA in Economics and Mathematics from Saint Olaf College in 1998. He is a CFA® Charterholder.